EXHIBIT 17

PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT

Each of the funds of the Merrill Lynch Variable Series Funds, Inc. (individually a “Fund” and, collectively, the “Funds”) offer Class A and Class B shares as follows:

Distribution Fees

Class B Shares of each Fund bear the expense of the ongoing distribution fees applicable to such Class.

Transfer Agency Expenses

Each Class of a Fund shall bear any incremental transfer agency cost applicable to the particular Class.

Voting Rights

Holders of Class B Shares of a Fund have exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees. Each Class of shares of the Funds shall have separate voting rights on any matter submitted to shareholders in which the interests of such Class differ from the interests of any other Class.

Dividends

Dividends paid on each Class of a Fund will be calculated in the same manner at the same time and will differ only to the extent that any distribution fee and any incremental transfer agency costs relates to a particular Class of such Fund.

Other Rights and Obligations

Except as otherwise described above, in all respects, each Class of a Fund shall have the same rights and obligations as each other Class of such Fund.